SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Salient Absolute Return Fund

(Name of Issuer)

Salient Absolute Return Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

With a copy to:

John A. Blaisdell c/o Salient Advisors, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(April 23, 2012)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$2,000,000(a)	$229.20(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(b)	Calculated at $114.60 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

As disclosed in the registration statement (“Registration Statement”) of the Salient Absolute Return Fund (the “Fund”), it is anticipated that on a quarterly basis, subject to the approval of the Board of Trustees (“Board” or “Trustees”), the Fund will offer to buy your shares of beneficial interest (“Shares”) or a portion thereof, at their estimated net asset value per share (which is calculated as the estimated value of the Fund’s assets minus its liabilities divided by shares outstanding). This offer, which begins on April 23, 2012 (the “Effective Date”) will remain open until midnight, Central Daylight Time, on May 21, 2012 (the “Expiration Date”). Estimated net asset value will be calculated for this purpose on June 30, 2012 (also referred to herein as the “Valuation Date”). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Registration Statement.

Following this summary is a formal notice of the Fund’s offer to purchase all or a portion of your Shares, which remains open until the Expiration Date, unless extended. You may withdraw your tendered Shares until the earlier to occur of the date such tendered Shares are accepted by the Fund or the Valuation Date.

If a Shareholder would like the Fund to purchase his or her Shares, the Shareholder generally should mail a Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Salient Advisors, L.P. (the “Investment Adviser”) at P.O. Box 182663, Columbus, Ohio 43218-2663, Attention: Salient Absolute Return Fund, or fax it to the Investment Adviser at (866) 624-0077, Attention: Salient Absolute Return Fund. Either method of delivery must result in the receipt of the properly executed form before the Expiration Date. If faxed, the original Tender Offer Form should be mailed promptly thereafter to the Investment Adviser.

The value of your Shares will likely change between the most recent time net asset value was calculated and communicated to you and the Valuation Date. If you would like to obtain the estimated net asset value of your Shares, which the Fund’s administrator calculates monthly based on the information the Fund receives from the managers of the private investment vehicles (“Investment Funds”) in which the Fund invests, you may contact the Support Desk of the Investment Adviser at (800) 725-9456, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Central Daylight Time.

Please note that just as you have the opportunity to have your Shares repurchased in the Offer and the right to withdraw your tendered Shares, the Fund has the right to cancel, amend or postpone this offer at any time prior to the earlier to occur of the Valuation Date (as such may be extended if the Expiration Date is extended) or when the tendered Shares have been accepted by the Fund. Also realize that for any Shares tendered, you remain a Shareholder in the Fund through the Valuation Date, when the estimated net asset value of your Shares is calculated.

Item 2.	Issuer Information.

(a) The name of the issuer is the Salient Absolute Return Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interest or portions thereof in the Fund. (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the shares of beneficial interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the shares of beneficial interests in the Fund or portions thereof that are tendered by Shareholders pursuant to the Offer to Purchase.) As of the close of business on February 29, 2012, there was approximately $14,508,322 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $2,000,000 of Shares (the “Offer Amount”).

The Fund is one of several “feeder” funds that invests substantially all of its capital into the Salient Absolute Return Master Fund (the “Master Fund”), which then invests its capital in Investment Funds. The Board of the Master Fund has approved a tender offer for up to $16,000,000 of capital of its Shareholders (the “Master Offer Amount”), including the Fund and the other investment vehicles that are persons who are “eligible investors,” as defined in the Registration Statement, with the Board of the Fund having approved the Offer Amount.

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated April 29, 2011, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is the Salient Absolute Return Fund. The Fund’s principal executive office is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The investment adviser of the Fund is Salient Advisors, L.P. The principal executive office of the Investment Adviser is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The Investment Adviser’s investment committee (“Investment Committee”) members are Messrs. John A. Blaisdell, Andrew B. Linbeck, Jeremy L. Radcliffe and Lee G. Partridge (herein defined as the “Managers”). Their address is c/o Salient Advisors, L.P. at 4265 San Felipe, 8th Floor, Houston, Texas 77027.

Item 4.	Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Offer Amount in tendered Shares, subject to any extension of the Offer to Purchase.

(ii) The purchase price of Shares tendered to the Fund will be their estimated net asset value as of the close of business as of the Valuation Date, subject to any extension of the Offer to Purchase.

•

The initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased Shares (or portion thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) the 35th day after the Valuation Date, or (2) in the sole discretion of the Investment Adviser, if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Master Fund from the Investment Funds (the “Investment Fund Payment Date”).

•

The second and final payment (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Investment Adviser anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

•

Notwithstanding anything in the foregoing to the contrary, in the event that a Shareholder has requested the repurchase of a portion of its Shares which would result in such Shareholder continuing to hold at least 10% of the value of its Shares as of December 31 of the fiscal year ending immediately prior to the fiscal year in which such request was made, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Valuation Date, provided that if the Master Fund, in the sole discretion of the Investment Adviser, has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares, such payment may be postponed until 10 business days after the applicable Investment Fund Payment Date. Such payment shall be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares (or portion thereof), determined as of the Valuation Date, based upon information known to the Fund as of the date of the Final Payment, over (2) the Initial Payment. If, based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall, as promptly as practicable after the completion of such audit, decrease such Shareholder’s account balance by the amount of any overpayment, or increase such Shareholder’s account balance by the amount of any underpayment, as applicable.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine the value of its net assets, and other unusual circumstances.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if its Shares are repurchased in part) and may exercise its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date. Moreover, the account maintained in respect of a Shareholder whose Shares (or portion thereof) have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

Upon its acceptance of tendered Shares or portions of Shares for repurchase, the Fund will maintain on its books (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Shares.

Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in Investment Funds earlier than the Investment Adviser otherwise would liquidate such holdings, potentially resulting in losses (including the payment of early redemption fees), a reduction in the Fund’s tax efficiency and may increase the Fund’s portfolio turnover. The Investment Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover. The Fund may, but need not, maintain cash or the Master Fund may draw on its line of credit to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

The Fund does not presently intend to impose any charges (except for direct costs and expenses, such as wiring fees) on the repurchase of Shares, although it may allocate to Shareholders whose Shares are repurchased withdrawal or similar charges imposed by Investment Funds if the Investment Adviser determines to withdraw from one or more Investment Funds as a result of Shareholder repurchase tenders and such charges are imposed on the Fund.

A Shareholder who tenders some but not all of the Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000. Such minimum account balance requirement may be waived by the Investment Adviser, in its sole discretion. The Investment Adviser reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained.

In the event that the Investment Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

A copy of: (i) the Cover Letter to Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; and (iii) Form of Letter of Transmittal are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

(iii) The scheduled expiration date is midnight, Central Daylight Time, May 21, 2012.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the Offer to Purchase, the estimated net asset value of such Shares will be determined approximately one month after the Offer to Purchase actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Shares may be withdrawn at any time until the earlier to occur of the date such tendered Shares are accepted by the Fund or the Valuation Date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to the Investment Adviser, to the attention of Salient Absolute Return Fund, at P.O. Box 182663, Columbus, Ohio 43218-2663, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of Salient Absolute Fund, at (866) 624-0077. The completed and executed Letter of Transmittal must be received, either by mail or by fax, prior to the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to the Investment Adviser promptly thereafter.

Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time until the earlier to occur of the date such tendered Shares are accepted by the Fund or the Valuation Date. To be effective, any notice of withdrawal must be timely received by the Investment Adviser by mail or fax. A form to use to give notice of withdrawal is available by calling the Investment Adviser at (800) 725-9456. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If more than the Maximum Amount of Shares are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Shares.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining Shareholders to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder’s amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of any of the Managers or members of the Board or officers of the Fund or Fund affiliate to have their Shares acquired in this tender offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s Prospectus dated April 29, 2011 (“Prospectus”), which was provided to each Shareholder in advance of purchasing Shares, provides that the Fund’s Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser or the Fund’s Board; and (ii) any person, with respect to Shares. On January 23, 2012, and subsequently on February 28, 2012, the Master Fund offered to repurchase Shares as of March 31, 2012 from Shareholders and approximately $13 million worth of Shares was tendered.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer to Purchase is to provide liquidity to Shareholders as contemplated by and in accordance with the procedures set forth in the Prospectus.

(b) Shares that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratio of remaining Shareholders in the Fund (assuming no further issuances of Shares).

(c) Neither the Fund nor the Investment Adviser nor any of the Managers or Trustees of the Fund have any plans or proposals that relate to or would result in: (1) the acquisition by any of the above of additional Shares in the Fund (other than the Fund’s intention to accept subscriptions for Shares from time to time in the discretion of the Fund), or the disposition of Shares in the Fund (except for periodic discretionary solicitations of tender offers); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Investment Adviser or the Managers or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy for a Trustee or to change any material term of the investment advisory arrangements with the Investment Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Managers or Trustees determine may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Prospectus or other actions that might impede the acquisition of control of the Fund by any person. Because Shares are not traded in any market, Items (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase, which will not exceed the Maximum Amount (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund.

(b) Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of any repurchase.

Item 8.	Interest in Securities of the Issuer.

(a) Based on February 29, 2012 estimated values, Mr. John A. Blaisdell, Trustee of the Fund, beneficially owns $15,673 of the Fund, and beneficially owns an aggregate of $582,222 of the fund complex (which amount includes $85,405 in investments made by affiliates of which Mr. Blaisdell is a member of the governing body).

Based on February 29, 2012 estimated values, Mr. Andrew B. Linbeck, Trustee of the Fund, beneficially owns $15,673 of the Fund and an aggregate of $2,196,011 of the fund complex (which amount includes $85,405 in investments made by affiliates of which Mr. Linbeck is a member of the governing body).

Based on February 29, 2012 estimated values, Mr. John E. Price, Principal Financial Officer of the Fund, beneficially owns $2,997 of the Shares in the Fund, and beneficially owns an aggregate of $16,332 of the fund complex (which amount includes $16,332 in investments made by affiliates of which Mr. Price is a member of the governing body).

Based on February 29, 2012 estimated values, Mr. A. Haag Sherman, Trustee of the Fund, beneficially owns $2,464 of the Fund, and beneficially owns an aggregate of $999,626 of the fund complex (which amount includes $13,425 in investments made by affiliates of which Mr. Sherman is a member of the governing body).

Based on February 29, 2012 estimated values, Mr. Jeremy L. Radcliffe, Trustee and Secretary of the Fund, beneficially owns $7,291 of the Fund, and beneficially owns an aggregate of $1,433,689 of the fund complex (which amount includes $39,729 in investments made by affiliates of which Mr. Radcliffe is a member of the governing body).

Based on February 29, 2012 estimated values, Mr. Lee G. Partridge, Chief Investment Officer of the Investment Adviser, beneficially owns $1,879 of the Fund, and beneficially owns an aggregate of $513,480 of the fund complex (which amount includes $10,241 in investments made by affiliates of which Mr. Partridge is a member of the governing body).

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

The audited financial statements of the Fund dated December 31, 2011, and the schedule of investments of the Fund dated December 31, 2011, both filed with the SEC on EDGAR on Form N-CSR on March 9, 2012, are hereby incorporated by reference.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(b)	None.

Item 12.	Exhibits.

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2012

SALIENT ABSOLUTE RETURN FUND

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.